FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December 2004

                                 HSBC Bank PLC

                   8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]


                          HSBC BANK PLC - BOARD CHANGES

Stephen Green, Group Chief Executive of HSBC Holdings plc, will succeed Sir John Bond, Group Chairman of HSBC Holdings plc, as Chairman of HSBC Bank plc with effect from 1 January 2005. Sir John, who will continue as Group Chairman of HSBC Holdings plc, will step down as a Director of HSBC Bank plc on 31 December 2004.

Media enquiries to Richard Lindsay on +44 (0)20 7992 1555



                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc



                                By:
                                Name:   N S Black
                                Title:  Assistant secretary



Dated:     December 29, 2004